Contact

www.linkedin.com/in/victor-a-
charles-754394124 (LinkedIn)

Languages

Spanish (Native or Bilingual)
English (Native or Bilingual)
Terrible French (Elementary)
Hebrew (Elementary)

Victor A. Charles

Co-Founder at Coco (YC S19)
New York

Summary

Just an obsessively persistent and overly curious human being.

_____

Experience

Coco
COO/CFO
October 2018 - Present (3 years 7 months)
San Francisco Bay Area

Coco is on a mission to reinvent remittances, starting with LatAm. We're
backed by world leading investors, including Y Combinator.

The Life House Group
Operations Lead
February 2018 - September 2018 (8 months)
Greater New York City Area

Life House is one of the fastest growing startups in New York disrupting the
hotel and hospitality industry.

Charles Enterprises
CEO
March 2017 - March 2018 (1 year 1 month)
Greater New York City Area

Charles Enterprises (CE) is a global investment vehicle with a focus on digital
finance - the emerging cryptocurrency and token-based capital markets.

Over a one year period, CE generated 2x returns for all its investors.

Surbitcoin
COO and Co-Founder
October 2014 - February 2017 (2 years 5 months)
New york

First Bitcoin exchange platform in Latin America serving the Venezuelan
market. Founded in 2014

Education

Y Combinator

S19 · (2019 - 2019)

St. Edward's University

Bachelor's Degree, Finance, General · (2009 - 2013)

Latitud

LF4